FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Stall, John A.**	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)			
			Director		10% Owner
			Officer (give title below)	X	Other (specify below)
(Last) (First) (Middle) **FPL Group, Inc.** **700 Universe Boulevard**	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year **February 15, 2003**	**(1)**		
			7. Individual or Joint/Group Filing (Check Applicable Line)		
(Street) **Juno Beach, FL 33408**		5. If Amendment, Date of Original (Month/Day/Year)	X	Form filed by One Reporting Person	
(City) (State) (Zip)				Form filed by More than One Reporting Person	

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	- -	- -	- -	- -	- -	- -	- -	1,031.2739 [2]	I	By Thrift Plans Trust
Common Stock	2/15/03	- -	F [3]		712	D	$57.45	27,792 [4]	D	

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)													
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execu-tion Date, if any (Month/ Day/ Year	4. Trans-action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) Director and Senior Vice President, Nuclear Division, of Florida Power & Light Company (subsidiary of Issuer).

(2) Information as of February 14, 2003.

(3) Restricted stock withheld by Issuer to satisfy tax withholding obligation on vesting of restricted stock which was granted on February 15, 1999.

(4) Receipt of 5,579 shares deferred until Mr. Stall's retirement.

DENNIS P. COYLE	**February 16, 2003**
Signature of Reporting Person	Date